Filed by Wellpoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: Cobalt Corporation
Commission File No.: 1-14177

Certain statements contained in this filing contain forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in WellPoint’s various SEC reports, including, but not limited to, WellPoint’s Annual Report on Form 10-K for the year ended December 31, 2002.

This filing may be deemed to be solicitation material in respect of the proposed merger of Cobalt Corporation by WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Cobalt Corporation are urged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. The final proxy statement-prospectus will be mailed to the shareholders of Cobalt. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's website (www.sec.gov) and from Cobalt Corporation’s and WellPoint's respective corporate secretaries. Cobalt Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of Cobalt's directors and executive officers will be included in the final proxy statement-prospectus.

Beginning June 4, 2003 and continuing from time to time thereafter, certain of the following slides will be used by senior management of WellPoint Health Networks Inc. in making presentations to analysts and investors in meetings and conferences.

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Sanford C. Bernstein

19th Annual

Strategic Decisions Conference

David C. Colby
Executive Vice President &
Chief Financial Officer
WellPoint Health Networks Inc.

June 4, 2003

This presentation contains non-GAAP financial measures as defined in the rules of the Securities and Exchange

Commission. As required by the rules, a reconciliation of those measures to the most directly comparable GAAP measures is available at our website, which can be found at www.wellpoint.com.

6/3/2003 7:54:13 PM	[LOGO]

The following presentation may be deemed to be solicitation material in respect of the proposed merger of Cobalt Corporation by WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Stockholders of Cobalt Corporation are encouraged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC’s website (www.sec.gov) and from Cobalt Corporation’s and WellPoint’s respective corporate secretaries. Cobalt Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of Cobalt’s directors and executive officers will be included in the final proxy statement-prospectus.

Business Strategy

Business Process

[CHART]

Common Technology Infrastructure

Business Process Components

[CHART]

[CHART]

• Broad product offerings • Diverse customer base • Pricing flexibility • Regional geographic focus

Product Choice

[CHART]

CHOICE  =  VALUE

Diversity of Customer Base

March 31, 2003 Enrollment

[CHART]

* Includes 1.3 million network access members

Pricing Flexibility Throughout the Year

(As of March 31, 2003)

[CHART]

Note: Excludes state sponsored programs

Regional Concentration

•                              Health care is locally delivered and locally consumed

•                              Better network leverage

•                              Greater actuarial precision

•                              More efficient marketing/operations

[GRAPHIC]

Internal Growth Strategy

[CHART]

Opportunistic Acquisitions

[CHART]

The Cobalt Merger

A Very Compelling Transaction...

•             Offers customers a broad product portfolio with geographic concentration

•             Supports WLP’s growth strategy in the Midwest and diversifies geographic profile

•             Realize significant growth potential

•             Achieve market share gains in Wisconsin

•             Leverage distribution channels to grow ISG business

•             Offer additional specialty products

•             Continued earnings growth opportunities as the operational turnaround continues

•             New management team with a successful track record

Transaction Summary

•             Transaction valued at approximately $906 million on a fully diluted basis or $20.50 per CBZ share

•             50% of consideration in cash (taxable)

•             50% of consideration in WLP stock (tax-free) at a fixed exchange ratio ($19.00 floor)

•             Merger expected to yield returns in excess of WLP’s cost of capital

•             Similar product portfolio and culture minimizes integration risk

•             Achievable revenue and cost synergies

•             Merger expected to close by year end 2003

Diversifies WLP Geographic Profile

•             Medical membership by geography

1996

[CHART]

1Q03

[CHART]

Post Merger**

[CHART]

*As of 3/31/03

**WLP & CBZ combined as of 3/31/03

WellPoint Earnings Growth 1996 - 2002

Primarily internal growth
augmented by acquisitions

[CHART]

(a) Income from continuing operations

(b) Income before extraordinary items

[LOGO]

[CHART]

What Members Want...

• Choice
• Access
• Information

Open Access Products

As of March 31, 2003

[CHART]

Note: HMO membership includes 1,361,000 State Sponsored Programs members

Products That Meet Customer Needs

PlanScape	Low price point products for individuals

FlexScape	Defined contribution plan for small employers

Power CareAdvocate	Health improvement program for large group members

Power HealthFund	Provides resources that assist members with health care decisions

Ethnic Marketing	Outreach to Hispanic, Asian & African American communities

Current CA Networks

[CHART]

Key: Professional Network, Institutional Network, Specialty Product Network

Cost Indicators

[GRAPHIC]

Each hospital is placed into one of four cost categories

•             In general, least expensive

•             In general, less expensive

•             In general, more expensive

•             In general, most expensive

Quality Indicators

[GRAPHIC]

[CHART]

What Employers Want...

•             Tools to manage medical inflation

•             Service Innovation

Tools to Manage Medical Inflation

[GRAPHIC]

Plan Design

[GRAPHIC]

Employer Flexibility

•             Plan designs today are rich

•             85% of WLP’s CA PPO members have $250 or less deductible

•             65% have an office visit co-pay of $10 or less

•             89% of WLP’s CA HMO members have 100% coinsurance for inpatient care

•             Changes can significantly impact trends

•             Branded drug deductible ($250) reduces pharmacy trend from 17% to negative 12% in PlanScape plans

Network Configuration

[GRAPHIC]

Segmented Networks

Segmented Networks	Market Opportunities
Centers of Excellence
Hospitals	Narrow network for high cost procedures

Millennium
Sub-specialists	Members have more knowledge of cost

Alliance
Specialists	Targeted to low income and uninsured

Direct Contract
Primary Care Physicians	Agreements with failed medical group MDs

Cost Variations

[LOGO]

September 19, 2000

The operation you get often depends on where you live.

	Total Abdominal Hysterectomy	Cholecystectomy	Total Knee Replacement
CA Hospital A	$25,100	$27,000	$28,700
CA Hospital B	$2,200	$1,700	$3,000

GA Hospital A	$11,400	$12,500	$21,100
GA Hospital B	$2,800	$2,800	$8,700

MO Hospital A	$26,200	$18,200	$119,400
MO Hospital B	$3,100	$9,600	$24,900

TX Hospital A	$37,700	$18,600	$41,000
TX Hospital B	$14,700	$2,100	$24,700

Health Management

[GRAPHIC]

Targeted Medical Management

WellPoint Membership

[CHART]

Members with chronic conditions

•                  Asthma

•                  Congestive Heart Failure

•                  ESRD

•                  Diabetes

•                  Depression

•                  Oncology

•                  High risk pregnancy

•                  Etc.

WellPoint Membership

[CHART]

WellPoint Medical Costs

[CHART]

Outcomes:

Diabetes Program

Outcomes

Inpatient Utilization for DCM Participants vs. Non-Participants

[CHART]

Average Number of ER Admissions per Patient

[CHART]

Average HgbA1c Test Results by Number of Years Enrolled

[CHART]

Outcomes:

Asthma Program

Asthma Program Decreased
Emergency Room Visits
Baseline: 1998  Re-Measure: 2000*

[CHART]

*       Baseline period is 12 months prior to identification and varies by member.

Re-measurement period is 24 months post baseline.

Service Innovations

[CHART]

•             E-Business

•             Member Self-service

•             Employer Access

•             Provider Access

•             AgentFinder & AgentConnect

•             Virtual call centers

•             One-call resolution

•             Enhanced work flow management

•             Advanced imaging technology

•             Bar coding applications

•             Telemedicine

[CHART]

•                  Claims submission and processing

Why Pay a Claim Faster?	[LOGO]

•             Improve doctor and hospital relationships

•             More timely data for actuarial analysis

•             Lower administrative costs

Re-engineer Claims Submission and Processing

[CHART]

[CHART]

•	Corporate governance
•	Management process

Corporate Governance	[LOGO]

•             Meet virtually all recommended best practices

[GRAPHIC]

•             Nine-member Board of Directors, eight independent directors

[GRAPHIC]

•             Audit, Compensation, Nominating & Governance committees comprised entirely of independent directors

•             Each committee has a detailed charter

•             Committees have appropriate skill mix

Comprehensive Management Process

[CHART]

[CHART]

•	Increased membership
•	Earnings growth
•	Excellent cash flow
•	Enhanced shareholder value

Profitable Growth

Member Growth

Total Medical Membership*

(in thousands)

[CHART]

*                 Readjusted to reflect the inclusion of network access & Puerto Rico joint venture membership

**          Reflects growth from March 31, 2002

WLP Financial Highlights

Total Revenue

(in billions)

[CHART]

*            As of December 31, 2002.   CAGR = (FV/PV)1/n –1, where FV is the future value, PV is the present value, and n is the number of years.

Income from Continuing Operations(a)

(in millions)

[CHART]

(a)          Before extraordinary items and cumulative effect of accounting change, if applicable

(b)          1997 income from continuing operations of $229.4 million excludes: i) $9.0 million of nonrecurring costs, net of tax, related to write-down of the Company’s dental practice  management operations, discontinuance of certain medical practice management operations, and severance and retention payments associated with the GBO acquisition, ii)  $4.5 million charge, net of tax, associated with prior investments in certain distribution channels outside of California, and iii)  $18 million of investment gains in HPI, net of tax

(c)          1998 income from continuing operations of $319.5 million excludes a charge of $29.0 million, net of tax, related to WellPoint’s previous holdings in FPA Medical Management, Inc. and the impact of favorable IRS tax ruling of $85.5 million

(d)          2002 income from continuing operations before extraordinary items of $697.9 million excludes $33.2 million of net realized investment gains, net of tax

(e)          As of December 31, 2002.  CAGR = (FV/PV)1/n–1, where FV is the future value, PV is the present value, and n is the number of years.

Strong Cash Flow

•                  $2.6 billion net income since 1996

•                  $4.8 billion operating cash flow (net of capital expenditures) since 1996

[CHART]

•             Since December 1996 WLP has:

•             Bought back $1.2 billion of its common stock

•             Completed seven acquisitions for $1.4 billion

•             Increased cash & investments by $5.1 billion

•             Reinvested $440 million in PP&E

WellPoint...A Compelling Investment

Health Care Industry

•             14% GDP

•             Growth faster than overall economy

•             Demographics make health care more important

•             Consolidating / more rational

•             Opportunities

•             Uninsured

•             Health information

•             Specialty products

WLP Performance

•             Member growth

•             Diversified product/customers

•             Strong market share in targeted geographies

•             Successful M&A integrations

•             Consistent financial performance

•             Actuarial expertise/discipline

•             Strong management team

WLP Valuation

•             Consistent growth in both revenues & EPS

•             Free cash flow > net income

•             Strong balance sheet liquidity

•             Over $7 billion in cash/investments

•             P/E multiple below S&P 500 average

Industry

•             14% GDP

•             Growth faster than overall economy

•             Demographics make health care more important

•             Consolidating/more rational

•             Opportunities

•             Uninsured

•             Health information

•             Specialty products

Performance

•             Member growth

•             Diversified product/customers

•             Strong market share in targeted geographies

•             Successful M&A integrations

•             Consistent financial performance

•             Actuarial expertise/discipline

•             Strong management team

Valuation

•             Consistent growth in both revenues & EPS

•             Free cash flow > net income

•             Strong balance sheet liquidity

•             Over $7 billion cash/investments

•             P/E multiple below S&P 500 average

[LOGO]